SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

Atheros Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04743P108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

CUSIP NO. 04743P108	13 G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital II, L.P. (“August II”) Tax ID Number: 94-3303776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,758,530 shares, except that August Capital Management II, L.L.C. (“ACM II”), the general partner of August II, may be deemed to have sole power to vote these shares, and John R. Johnston (“Johnston”), David F. Marquardt (“Marquardt”), and Andrew S. Rappaport (“Rappaport”), the members of ACM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares.
7

SOLE DISPOSITIVE POWER
2,758,530 shares, except that ACM II, the general partner of August II, may be deemed to have sole power to dispose of these shares, and Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,530
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.34%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital Strategic Partners II, L.P. (“Partners II”) Tax ID Number: 94-3312511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
135,396 shares, except that ACM II, the general partner of Partners II, may be deemed to have sole power to vote these shares, and Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares.
7

SOLE DISPOSITIVE POWER
135,396 shares, except that ACM II, the general partner of  Partners II, may be deemed to have sole power to dispose of these shares, and Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,396
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.26%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital Management II, L.L.C. (“ACM II”) Tax ID Number: 94-3303773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  ACM II, the general partner of August II and Partners II, may be deemed to have sole power to vote these shares and Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares
7

SOLE DISPOSITIVE POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  ACM II, the general partner of August II and Partners II, may be deemed to have sole power to dispose of these shares and Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Johnston (“Johnston”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,894,084 shares, of which 2,758,530 are directly owned by August II and 135,396 are directly owned by Partners II.  Johnston is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,894,084 shares, of which 2,758,530 are directly owned by August II and 135,396 are directly owned by Partners II.  Johnston is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David F. Marquardt (“Marquardt”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,757 shares
6

SHARED VOTING POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  Marquardt is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 25,757 shares
8

SHARED DISPOSITIVE POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  Marquardt is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,919,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew S. Rappaport (“Rappaport”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,125 shares subject to options that are exercisable within 60 days.
6

SHARED VOTING POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  Rappaport is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 13,125 shares subject to options that are exercisable within 60 days.
8

SHARED DISPOSITIVE POWER
2,894,084 shares, of which 2,758,530 shares are directly owned by August II and 135,396 shares are directly owned by Partners II.  Rappaport is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,907,209
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 8 of 9 Pages

This Amendment No. 1 amends the Statement on 13(G) (as previously amended, the “Original Statement”) filed by August Capital II, L.P. (“August II”), August Capital Strategic Partners II, L.P. (“Partners II”), August Capital Management II, L.L.C. (“ACM II”), John R. Johnston (“Johnston”),   David F. Marquardt (“Marquardt”), and Andrew S. Rappaport (“Rappaport”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.  Only those items as to which there has been a change are included in this Amendment No. 1.

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2005.
	(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class:
See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

CUSIP NO. 04743P108	13 G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 26, 2006

Entities:

August Capital II, L.P.

August Capital Strategic Partners II, L.P.

August Capital Management II, L.L.C.

By:/s/ Mark G. Wilson_____

Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:

John R. Johnston

David F. Marquardt

Andrew S. Rappaport

By:/s/ Mark G. Wilson_____

Mark G. Wilson, Attorney-in-Fact for the above listed individuals